UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                           SCHEDULE 13D


             UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        (AMENDMENT NO. 23)*

                      Rio Hotel & Casino, Inc.
--------------------------------------------------------------------
                         (Name of Issuer)

                    Common Stock $.01 par value
--------------------------------------------------------------------
                   (Title of Class of Securities)

                            767 147 101
--------------------------------------------------------------------
                          (CUSIP Number)


James A. Barrett, Jr., 3700 West Flamingo, Las Vegas, Nevada 89103
                       Tel: (702) 252-7733
--------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                        December 31, 1997
--------------------------------------------------------------------
      (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition  which is  the  subject of this
Schedule 13D, and is filing  this  schedule because of Rule 13d-l
b)(3) or (4), check the following box [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D


CUSIP NO. 767 147 101                      Page 2 of 12 Pages

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Anthony A. Marnell II

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                   (b) [ ]

 3  SEC USE ONLY

 4  SOURCE OF FUNDS
               Not applicable

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                 [ ]

 6  CITIZENSHIP OR PLACE OF ORGANIZATION
               United States

              7   SOLE VOTING POWER
                         505,807
 NUMBER OF
  SHARES      8   SHARED VOTING POWER
BENEFICIALLY              4,628,811
 OWNED BY
   EACH       9   SOLE DISPOSITIVE POWER
 REPORTING                505,807
  PERSON
   WITH      10   SHARED DISPOSITIVE POWER
                         4,628,811

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               5,134,618

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES                                                             [X]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               24.0%

14  TYPE OF REPORTING PERSON
               IN

                          SCHEDULE 13D


CUSIP NO. 767 147 101                      Page 3 of 12 Pages

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Austi, LLC

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                   (b) [ ]

 3  SEC USE ONLY

 4  SOURCE OF FUNDS
               Not applicable

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                 [ ]

 6  CITIZENSHIP OR PLACE OF ORGANIZATION
               Nevada

              7   SOLE VOTING POWER
                         4,628,811
 NUMBER OF
  SHARES      8   SHARED VOTING POWER
BENEFICIALLY              -0-
 OWNED BY
   EACH       9   SOLE DISPOSITIVE POWER
 REPORTING               4,628,811
  PERSON
   WITH      10   SHARED DISPOSITIVE POWER
                         -0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               4,628,811

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES                                                             [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               21.6%

14  TYPE OF REPORTING PERSON
               00

                          SCHEDULE 13D


CUSIP NO. 767 147 101                      Page 4 of 12 Pages

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               James A. Barrett, Jr.

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                   (b) [ ]

 3  SEC USE ONLY

 4  SOURCE OF FUNDS
               Not applicable

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                 [ ]

 6  CITIZENSHIP OR PLACE OF ORGANIZATION
               United States

              7   SOLE VOTING POWER
                         124,088
 NUMBER OF
  SHARES      8   SHARED VOTING POWER
BENEFICIALLY             4,628,811
 OWNED BY
   EACH       9   SOLE DISPOSITIVE POWER
 REPORTING               124,088
  PERSON
   WITH      10   SHARED DISPOSITIVE POWER
                         4,628,811

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               4,752,899

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES                                                             [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               22.2%

14  TYPE OF REPORTING PERSON
               IN

                          SCHEDULE 13D


CUSIP NO. 767 147 101                      Page 5 of 12 Pages

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Barrett Family Revocable Living Trust

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                   (b) [ ]
 3  SEC USE ONLY

 4  SOURCE OF FUNDS
               Not applicable

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                 [ ]

 6  CITIZENSHIP OR PLACE OF ORGANIZATION
               Nevada

              7   SOLE VOTING POWER
                         50
 NUMBER OF
  SHARES      8   SHARED VOTING POWER
BENEFICIALLY             -0-
 OWNED BY
   EACH       9   SOLE DISPOSITIVE POWER
 REPORTING               50
  PERSON
   WITH      10   SHARED DISPOSITIVE POWER
                         -0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               50

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES                                                             [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               Under 1%

14  TYPE OF REPORTING PERSON
               00

                          SCHEDULE 13D


CUSIP NO. 767 147 101                      Page 6 of 12 Pages

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Barrett, Inc.

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                   (b) [ ]

 3  SEC USE ONLY

 4  SOURCE OF FUNDS
               Not applicable

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                 [ ]

 6  CITIZENSHIP OR PLACE OF ORGANIZATION
               Nevada

              7   SOLE VOTING POWER
                         12,500
 NUMBER OF
  SHARES      8   SHARED VOTING POWER
BENEFICIALLY             -0-
 OWNED BY
   EACH       9   SOLE DISPOSITIVE POWER
 REPORTING               12,500
  PERSON
   WITH      10   SHARED DISPOSITIVE POWER
                         -0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               12,500

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES                                                             [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               Under 1%

14  TYPE OF REPORTING PERSON
               CO

THIS AMENDMENT NO. 23 AMENDS AND RESTATES THE SCHEDULE 13D, AS MOST RECENTLY AMENDED BY AMENDMENT NO. 22 THERETO DATED APRIL 10, 1995 (THE "SCHEDULE 13D") OF ANTHONY A. MARNELL II, ET AL., WITH RESPECT TO THE COMMON STOCK, $.01 PAR VALUE, OF RIO HOTEL & CASINO, INC., A NEVADA CORPORATION.

ITEM 1.  SECURITY AND ISSUER

    Common  Stock, $.01  par  value (the "Common  Stock") of  Rio
Hotel & Casino, Inc. (the "Issuer"); 3700 West Flamingo Road, Las
Vegas 89103.

ITEM 2.  IDENTITY AND BACKGROUND


                          RESIDENCE OR              OCCUPATION/               ITEM   ITEM
     NAME                 BUSINESS ADDRESS          EMPLOYMENT                2(c)   2(d)   CITIZENSHIP
Anthony A. Marnell II     4495 S. Polaris Avenue    Chairman of the Board     N/A    N/A    U.S.
                          Las Vegas, Nevada 89103   Chief Executive Officer
                                                    Rio Hotel &  Casino, Inc.
                                                    3700 W. Flamingo Road
                                                    Las Vegas, NV 89103

Austi, LLC*               4495 S. Polaris Avenue    N/A                       N/A    N/A    Nevada
                          Las Vegas, Nevada 89103

                          *Anthony A. Marnell II and James Barrett Jr. are co-managers;
                           see respective information herein.

James A. Barrett, Jr.     4495 S. Polaris Avenue    President                 N/A    N/A    U.S.
                          Las Vegas, Nevada 89103   Rio Hotel & Casino, Inc.
                                                    3700 W. Flamingo Road
                                                    Las Vegas, NV 89103

Barrett Family            4495 S. Polaris Avenue    N/A                       N/A    N/A    Nevada
 Revocable Living Trust*  Las Vegas, Nevada 89103

                          *James A. Barrett, Jr. is Trustee; see information above.

Barrett, Inc.             4495 S. Polaris Avenue    N/A                       N/A    N/A    Nevada
                          Las Vegas, Nevada 89103

                          *James A. Barrett, Jr. is President, Secretary,
                           Treasurer and Director; see information above.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER COMPENSATION

    Not applicable.


ITEM 4.  PURPOSE OF TRANSACTION

    The purpose of this filing is to report certain changes in the form of indirect beneficial ownership of shares of Common Stock held by the reporting persons due to transactions effective as of December 31, 1997. Those transactions did not change Anthony
A. Marnell II's beneficial ownership, but only the manner in which such shares were held. Shares of the Issuer, previously held by the Anthony A. Marnell II, Five-Year Grantor Retained Annuity Trust (the "AAM II Five-Year Trust"); the Anthony A. Marnell II, Ten-Year Grantor Retained Annuity Trust (the "AAM II Ten-Year Trust"); the Anthony A. Marnell II, Fifteen-Year Grantor Retained Annuity Trust (the "AAM II Fifteen-Year Trust"); MarCor Limited Partnership; and Austi International, Inc. (formerly Marnell Corrao, Inc.), were all contributed

                                               Page 7 of 12 Pages
to Austi, LLC. After the contribution, MarCor Limited Partnership was dissolved and its interest in Austi, LLC was distributed proportionately to its partners - the Anthony A. Marnell II Revocable Living Trust (the "AAM II Living Trust"); the Barrett Family Revocable Living Trust (the "Barrett Family Trust"); and Barrett, Inc. The resulting percentage ownership in Austi, LLC is as follows: the AAM II Five-Year Trust (4.37%); the AAM II Ten-Year Trust (7.22%); the AAM II Fifteen-Year Trust (12.71%); the AAM II Living Trust (30.93%); the Barrett Family Trust (4.59%); Barrett, Inc. (1.68%); and Austi International, Inc. (38.50%).


ITEM 5.  INTEREST IN SECURITY OF THE ISSUER


     ANTHONY A. MARNELL II            PRESENTLY OWNED       PERCENTAGE
     Sole voting power                  505,807 <F1>
     Shared voting power              4,628,811 <F2>
     Sole dispositive power             505,807 <F1>
     Shared dispositive power         4,628,811 <F2>
     Total beneficial ownership       5,134,618 <F1>,<F3>   24.0%
     __________________

     <F1>   Includes 488,000 shares of Common Stock issuable  to  Mr.  Marnell  pursuant to currently  exercisable  options  under  the  Issuer's Non-Statutory Stock
            Option Plan.

     <F2>   Shares  reported hereunder with shared voting  power and  shared dispositive power are those shares held by Austi, LLC as a result of Messrs. Marnell and
            Barrett's positions as co-managers.

     <F3>   Mr. Marnell disclaims beneficial ownership of shares of Common Stock held by
            Andrea Marnell (769 shares), Alisa  Ann  Marnell  (769  shares) and  Anthony
            Marnell  III  (769 shares)  and  of shares held by Austi, LLC to  the extent that  those  shares are greater than his actual  pecuniary interest therein.
            Not included in this  filing  are  shares held  directly  by  the  Alisa Ann
            Marnell Trust (2,000 shares) and the  Anthony A. Marnell  III  Trust  (1,000 shares), and  Mr.  Marnell disclaims beneficial  ownership  of those shares.
            Each trust is an irrevocable  spendthrift trust  over  which Mr. Marnell has no voting or investment control.



     AUSTI, LLC                       PRESENTLY OWNED       PERCENTAGE
     Sole voting power                4,628,811
     Shared voting power                     -0-
     Sole dispositive power           4,628,811
     Shared dispositive power                -0-
     Total beneficial ownership       4,628,811               21.6%




     JAMES A. BARRETT, JR.            PRESENTLY OWNED       PERCENTAGE
     Sole voting power                  124,088 <F1>
     Shared voting power              4,628,811 <F2>
     Sole dispositive power             124,088 <F1>
     Shared dispositive power         4,628,811 <F2>
     Total beneficial ownership       4,752,899 <F1>,<F3>   22.2%

     __________________

     <F1>   Includes 103,000 shares  of Common Stock issuable  to Mr.  Barrett  pursuant to  currently  exercisable  options  under the Issuer's  Non-Statutory Stock
            Option Plan.

     <F2>   Shares  reported hereunder with shared voting  power and  shared dispositive power  are  those shares owned by  Austi, LLC as a result of Messrs. Marnell and  Barrett's positions as co-managers.

     <F3>   Mr. Barrett disclaims beneficial ownership of shares of Common Stock held by
            Austi, LLC to the extent that those  shares  are  greater  than  his  actual pecuniary interest therein.


                                               Page 8 of 12 Pages


     BARRETT FAMILY REVOCABLE
     LIVING TRUST                      PRESENTLY OWNED     PERCENTAGE
     Sole voting power                        50
     Shared voting power                      -0-
     Sole dispositive power                   50
     Shared dispositive power                 -0-
     Total beneficial ownership               50            Under 1%




     BARRETT, INC.                   PRESENTLY OWNED       PERCENTAGE
     Sole voting power                    12,500
     Shared voting power                      -0-
     Sole dispositive power               12,500
     Shared dispositive power                 -0-
     Total beneficial ownership           12,500            Under 1%


     Additional Response Pursuant to Item 5(c).

     The reporting person did not effect any transaction involving the Common Stock during the past 60 days except (i) as provided in Item 4 above; and (ii) that Mr. Barrett made a gift of 500 shares on December 23, 1997 to the St. Thomas More Catholic Church.

     Additional Response Pursuant to Item 5(e).

     As a result of the transaction set forth in Item 4 above, MarCor Limited Partnership and Austi International, Inc. ceased to beneficially own more than five percent of the outstanding shares of Common Stock effective as of December 31, 1997.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

    The Operating Agreement of Austi, LLC, a Nevada limited liability company, is the governing instrument with respect to Austi, LLC, including the powers of Messrs. Marnell and Barrett as co-managers thereof to vote and dispose of the shares of Common Stock held by that entity.


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

   EXHIBIT NO.    DESCRIPTION

   Exhibit A      Pursuant   to  Rule  13d-1(f)  the  undersigned
                  have attached Exhibit A hereto with respect to the joint filing of this schedule.

   Exhibit B      The  Power of Attorney of Anthony A. Marnell II
                  dated May 23, 1997.

                                               Page 9 of 12 Pages

                             SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  January 22, 1998        /s/ James A. Barrett, Jr.
                                ANTHONY A. MARNELL II
                                BY:  JAMES A. BARRETT, JR.
                                     ATTORNEY-IN-FACT FOR
                                     ANTHONY A. MARNELL II



                                AUSTI, LLC


Dated:  January 22, 1998        By: /s/ James A. Barrett, Jr.
                                JAMES A. BARRETT, JR., CO-MANAGER



Dated:  January 22, 1998        /s/ James A. Barrett, Jr.
                                JAMES A. BARRETT, JR.



                                BARRETT FAMILY REVOCABLE LIVING
                                TRUST


Dated:  January 22, 1998        By: /s/ James A. Barrett
                                JAMES A. BARRETT, JR., TRUSTEE



                                BARRETT, INC.


Dated:  January 22, 1998        By: /s/ James A. Barrett, Jr.
                                JAMES A. BARRETT, JR., PRESIDENT


                                              Page 10 of 12 Pages

                             EXHIBIT A

    Pursuant to Rule 13d-1(f), promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees that the statement on Schedule 13D to which this agreement is attached as an exhibit is being filed on behalf of each of them.



Dated:  January 22, 1998        /s/ James A. Barrett, Jr.
                                ANTHONY A. MARNELL II
                                BY:  JAMES A. BARRETT, JR.
                                     ATTORNEY-IN-FACT FOR
                                     ANTHONY A. MARNELL II



                                AUSTI, LLC


Dated:  January 22, 1998        By: /s/ James A. Barrett, Jr.
                                JAMES A. BARRETT, JR., CO-MANAGER




Dated:  January 22, 1998        /s/ James A. Barrett, Jr.
                                JAMES A. BARRETT, JR.



                                BARRETT FAMILY REVOCABLE LIVING
                                TRUST


Dated:  January 22, 1998        By: /s/ James A. Barrett, Jr.
                                JAMES A. BARRETT, JR., TRUSTEE



                                BARRETT, INC.


Dated:  January 22, 1998        By: /s/ James A. Barrett, Jr.
                                JAMES A. BARRETT, JR., PRESIDENT


                                              Page 11 of 12 Pages

                             EXHIBIT B
                         POWER OF ATTORNEY

    The  undersigned  hereby  appoint,  authorize  and  designate
James A. Barrett, Jr. as the true and lawful attorney-in-fact for each of the undersigned to:

    1. execute for and on behalf of each of the undersigned, in the undersigned's capacity both individually and as an officer, director and/or 10% stockholder of Rio Hotel & Casino, Inc. (the "Company"), any and all reports, schedules, forms, applications, exhibits and other documents, including amendments (collectively, the "Reports"), in accordance with the Securities Exchange Act of 1934 and the rules thereunder;

    2. do and perform any and all acts for and on behalf of each of the undersigned which may be necessary or desirable to complete and execute the Reports and timely file such Reports with the U.S. Securities and Exchange Commission and any stock exchange or similar authority; and

    3. take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this power of attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

    The undersigned hereby grant to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or
revocation  for  and  in  the  name,  place  and  stead  of   the
undersigned, hereby ratifying and confirming all that such attorney-in-fact, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledge that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with the requirements of the Securities Exchange Act of 1934.

    This power of attorney shall be effective retroactively on April 1, 1991 and shall remain in full force and effect until the undersigned is no longer required to file any Reports with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned or any of them in a signed writing delivered to the foregoing attorney-in-fact.

    IN WITNESS WHEREOF, the undersigned have caused this power of attorney to be executed as of this 23rd day of May, 1997.


                                   Anthony A. Marnell II, Ten-
                                   Year Grantor
/s/ Anthony A. Marnell II           Retained Annuity Trust
Anthony A. Marnell II

A.A. Marnell II Family             By: /s/ Anthony A. Marnell II
Revocable Living Trust                 Anthony A. Marnell II,
                                       Trustee
By: /s/ Anthoney A. Marnell II
    Anthony A. Marnell II,
    Trustee

Anthony A. Marnell II, Five-       Anthony A. Marnell II,
Year Grantor                       Fifteen-Year Grantor
 Retained Annuity Trust             Retained Annuity Trust

By: /s/ Anthoney A. Marnell II     By: /s/ Anthoney A. Marnell II
    Anthony A. Marnell II,             Anthony A. Marnell II,
    Trustee                             Trustee


STATE OF NEVADA )
                )ss.
COUNTY OF CLARK )

          This instrument was acknowledged before me on May 23, 1997 by Anthony A. Marnell II individually and as trustee of the above-referenced trusts.

                              /s/ Meredith C. Ellis
                              NOTARY PUBLIC

                                              Page 12 of 12 Pages